Exhibit 23.2

Consent of Sue Bird

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska” with a date of issue of October 7, 2024, and an effective date of September 12, 2024; and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 10-K being filed by U.S. GoldMining Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto.

The undersigned hereby also consents to the incorporation by reference in the Company's Registration Statements on Form S-3 (Registration No. 333-279435) and Form S-8 (Registration No. 333-282980) of the reference to the undersigned and the above-mentioned information contained in the Annual Report and exhibits thereto.

/s/ Sue Bird
Sue Bird, P. Eng.
March 27, 2025